Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Midatech Pharma PLC

(“Midatech” or the “Company”)

Merger Update: Acquisition of DARA BioSciences

- Amount of New Shares to be Issued

Oxford, UK, 3 December 2015 – Midatech Pharma PLC (AIM: MTPH), the specialty pharmaceutical company focused on the development and commercialisation of multiple therapeutic products, announces that further to the statement made earlier today regarding the approval of the adoption of the merger agreement between Midatech, DARA BioSciences, Inc. (“DARA”) (NASDAQ: DARA) and certain other parties thereto, pursuant to which Midatech will acquire DARA (“Acquisition”), Midatech will issue 5,422,028 new ordinary shares (“New Shares”), to be delivered to former DARA stockholders in the form of American Depositary Receipts ( “ADRs”), each ADR representing the right to receive two New Shares. The ADRs are expected to be admitted to trading on the NASDAQ Stock Market LLC trading platform (“NASDAQ”) on 4 December 2015.

The New Shares will rank pari passu with the existing ordinary shares in the Company. Application has been made for the New Shares to be admitted to trading on AIM (“Admission”) and it is expected that admission will take place at 8.00 a.m. on 4 December 2015.

The New Shares represent approximately 16.3% of the enlarged issued share capital of Midatech following the issue of which will consist of an aggregate total of 33,242,788 ordinary shares of 0.005 pence each, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or to notify a change to their interest in, the issued share capital of the Company.

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

Torreya Partners

Stephanie Léouzon / Kelly Curtin

Tel: +44 (0)20 7451 4550

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is a nanomedicine company focused on the development and commercialisation of multiple therapeutic products, using its nanomedicine and sustained release technologies, to enhance the delivery of medicines in major diseases with high unmet medical need. These diseases include diabetes, certain cancers, such as liver, ovarian and brain (glioblastoma) and neurological/ophthalmologic conditions.

Midatech’s strategy is to develop its products in-house in rare cancers and with partners in other indications, and to accelerate growth of its business through strategic acquisition of complementary products and technologies. All of Midatech’s product candidates derive from its two multi-applicable platform technologies that can be used alone or in combination to enable the targeted delivery (‘right place’) and sustained release (‘right time’) of existing drugs.

Midatech’s core technology platform is a drug conjugate delivery system based on a patented form of gold nanoparticles (GNP) that are developed to improve key parameters of existing and new drugs for the safe and targeted release of therapeutic payloads at specific organs, cells or sites of disease.

Midatech’s secondary platform of sustained release technology (acquired through its acquisition of Q Chip Limited in 2014) involves the consistent and precise encapsulation of active drug compounds within polymer microspheres enabling their release into the body in a highly controlled manner over a prolonged period of time.

Midatech is headquartered near Oxford, UK, with a GNP manufacturing operation in Bilbao, Spain and an R&D facility in Cardiff, UK. DARA Biosciences is headquartered in Raleigh, North Carolina USA. References to “Group” means Midatech and its subsidiary undertakings including, for the purposes of this announcement, DARA.

For further company information see: www.midatechgroup.com

Disclaimer

Neither this announcement, nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Any failure to comply with this restriction may constitute a violation of securities law in those jurisdictions. The distribution of this announcement in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement does not itself constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities in Midatech Pharma PLC nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to in this announcement, comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not itself constitute an offer for sale of, or a solicitation to purchase or subscribe for, any securities of Midatech Pharma PLC in the United States or an advertisement for the same. There will be no public offering of such securities in the United States. Investors should not make any investment decision regarding any transferable securities to which this announcement relates except on the basis of information contained in the public documentation published in connection with the Acquisition. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Midatech ordinary share or per DARA share either for the current or future financial years (or that of the Group) will match or exceed the historical published earnings of Midatech or DARA whether combined or otherwise.

Investors should not make any investment decision regarding any transferable securities to which this announcement relates except on the basis of information contained in the public documentation published in connection with the Acquisition.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding any expected free cash flow generation, any market and growth opportunities, the expected closing of the Acquisition, the amount of anticipated cost synergies and other benefits associated with the Acquisition and other statements that are not historical fact.

Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, uncertainties as to operational challenges in integrating the businesses, achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”). This is in addition to the risk factors set forth in the proxy statement/prospectus filed by Midatech and DARA, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech or DARA are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the UK or the US, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.